FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

June 17, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Gateway, Inc.
Amendment No. 1 to Form S-3 filed May 20, 2005
Registration No. 333-123579
Form 10-K filed March 4, 2005 and
Form 10-Q filed May 10, 2005
File No. 0-22784

Dear Ms. Jacobs:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced registration statement on Form S-3 (the “Form S-3”) of Gateway, Inc. (the “Company”), the annual report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and the quarterly report on Form 10-Q for the three months ended March 31, 2005 (the “Form 10-Q”) of the Company in the letter dated June 9, 2005 (the “Comment Letter”), addressed to Roderick M. Sherwood, III, Senior Vice President and Chief Financial Officer of the Company. The Company greatly appreciates the opportunity to discuss a number of the comments with Craig Wilson on June 13, 2005 (the “Conference Call”).

On behalf of the Company, I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Form S-3 (the “Amendment”) that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. All page numbers in this letter refer to the page numbers contained in the Amendment, the Form 10-K or Form 10-Q, as applicable. For reasons of business confidentiality, in a separate letter dated the date hereof, the Company requests that the information (i) related to the increases in sales returns as a percentage of revenue in the first sentence of the response to question 13 hereof (“• Please address your compliance with … ?”) on page 2005.06.17.6 hereof, (ii) in the fourth and fifth paragraphs to the response to question 17 (“• Tell us… the nature of the settlement agreement … ?) on page 2005.06.17.8 hereof, (iii) in the ninth paragraph to the response to question 17 (“• Tell us… the nature of the marketing and

2005.06.17.1

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

development activities … ?) and (iv) in the eleventh and twelfth paragraphs to the response to question 17 (“• Tell us… how you plan to account for the revenue … ?”) not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

S-3 Comment Letter

Form S-3

Incorporation by Reference, page 54

1.	Please amend this Form S-3 to incorporate the two Forms 8-K filed on May 23, 2005 and on June 6, 2005.

The requested revision has been made to the section captioned “Incorporation by Reference” on page 54 of the Form S-3.

Prior comment 5 – Legality Opinion

2.	We note your response, however, we continue to believe that you need to revise your legality opinion to provide a good faith estimate of the number of common shares issuable upon conversion of the Senior Convertible Notes (i.e., up to 34,762,457).

The requested revision has been made to the legality opinion of Davis Polk & Wardwell on page 1 of Exhibit 5.1.

Form 10-K for December 31, 2004

Prior Comment 3 – Results of Operations, Page 29

3.	We note your response regarding the $313 million of service revenue recognized during 2004. Please consider evaluating the amount of service revenue earned each reporting period. To the extent this revenue increases to 10% of total revenues, service revenue may no longer be combined with sales of tangible products but presented separately in accordance with Rule 5-03.1 and 2 of Regulation S-X.

The Company appreciates the Staff’s reminder concerning Rule 5-03.1 and 2 of Regulation S-X and confirms that the amount of service revenue did not exceed 10% of total revenues in any period covered by the Form 10-K. The Company will breakout service revenue in future filings as appropriate.

2005.06.17.2

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

Prior Comment 5 – Results of Operations, Page 29

4.	We note your response regarding the impact of the $53 million inventory charge recorded in 2004. Please explain why you do not believe that the charge and its impact on gross margin in the second and third quarters do not warrant MD&A discussion. Please address the disclosures required by Item 303(a)(3)(i) of Regulation S-K in your response.

The $53 million inventory charge recorded in 2004 related to the closure of the Company-owned stores and is included in the $86 million of restructuring, transformation and integration charges discussed on page 31 in the section of the Form 10-K captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Accordingly, the Company believes the $53 million charge was adequately discussed in the MD&A. As noted on the Conference Call, the additional reference within the paragraph regarding “the effect of excess inventory sales at reduced margins stemming from the closure of our retail stores” relates primarily to other, incremental losses on the liquidation of certain store inventories as part of promotional or “fire” sales in the days immediately prior to the store closures. These incremental losses were recorded outside of restructuring, transformation and integration charges and were not specifically quantified because such amounts were less than $10 million and thus did not warrant additional disclosure.

5.	We note your responses to prior comment 5 regarding rebates and prior comment 18 regarding your historical rebate experience. Because the rebates recorded in 2004 increased significantly from prior year and were material to gross margins, tell us why you have not provided quantification of their impact in MD&A. Please address the disclosures required by Item 303(a)(3)(i) of Regulation S-K in your response.

Rebate levels increased from $12 million in 2003 to $105 million in 2004 primarily due to the addition of eMachines which relies on rebates and higher published unit prices as part of its pricing structure in its third party retail distribution model. During the second quarter of 2004, the Company experienced a significant increase in rebate redemption levels which impacted second quarter margins as disclosed in the Company’s 2004 second quarter Form 10-Q; however, Retail segment (primarily eMachines) margins increased over the last half of the year and generally held steady for the full year of 2004. This demonstrates that, amongst other things, the majority of the $93 million increase in rebates was recovered through increased unit sales prices. As unit sales prices and rebates are interrelated and the net overall impact of the increased rebates offset by unit price increases was not material to the 2004 financials, the Company did not specifically quantify the related amounts. The Company did not experience negative trends with respect to pricing/rebate levels for full year 2004 and through the first quarter of 2005. The Company will continue to monitor rebate levels and assess the adequacy of rebate-related disclosures in future filings, as appropriate.

2005.06.17.3

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

6.	Additionally, we note the estimates involved in recording rebates and the historical experience from which you base your estimates. Please explain to us how this information as well as historical return rates and the impact the eMachine acquisition had on these rates was considered in your critical accounting policy and estimates disclosures.

The Company considered the increase in rebate volume and historical return rates in preparing the Form 10-K and added considerable disclosure to the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies and Estimates”, in particular the third paragraph under “—Revenue Recognition” on page 27. The Company believes this disclosure is adequate and reaffirms to the Staff that it did not experience any significant changes in estimates related to rebates or returns that led to significant or material adjustments to the results of operations for the full year of 2004. The Company will continue to monitor and disclose going forward as appropriate.

Prior Comment 6 – Results of Operations, Page 29

7.	We note your introductory paragraph provided in MD&A regarding your non-GAAP measure. Please note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003 discusses the necessity to disclose whether or not the charges are recurring or non-recurring in nature and whether or not they relate to material known trends, events or uncertainties that should be disclosed in MD&A. Consider disclosing this information in future filings.

The Company acknowledges the Staff’s comment, appreciates its guidance and confirms that it will disclose such information in future filings as appropriate.

Prior Comment 8 – Results of Operations, Page 29

8.	We note your response regarding the $100 million gain, the details behind the transaction and the current disclosure in your Form 10-K. Please consider disclosure of the value of the 2.7 million shares repurchased, the nature of the credits and how you accounted for them as you have indicated to us in your response.

The Company respectfully submits that it has adequately disclosed the value of the 2.7 million shares repurchased, the nature of the credits applied toward receivables owed by AOL to the Company and the accounting treatment thereof. The Company believes that readers can readily determine the value of the 2.7 million shares ($5.785 per share or $15.8 million) through review of Item 5, Issuer Purchases of Equity Securities on page 23 of the Form 10-K and the balance sheet and statements of cash flows and stockholders’ equity which present new amounts and purchases of treasury stock. The Company

2005.06.17.4

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

believes that readers can sufficiently understand the nature of the $35.6 million applied against receivables owed from AOL based on the last paragraph of Note 7 on page 65 of the Form 10-K and the supplemental disclosure of non-cash financing activities provided in Note 11 on page 68 of the Form 10-K. Finally, the Company respectfully draws the Staff’s attention to the disclosure in the last paragraph of Note 7 on page 65 of the Form 10-K which discusses in detail the accounting applied in this transaction.

In an effort to be responsive to Staff’s comment, the Company included additional disclosure in Note 1(q) of the March 31, 2005 Form 10-Q to clarify that the 2.7 million shares of stock repurchased from AOL is included in treasury stock and will continue to provide such additional commentary in future filings as appropriate.

Prior Comment 9 – Liquidity, Page 36

9.	We note your response regarding the increase in your DSO and days inventory on hand presented in your liquidity section for the periods December 31, 2003 and 2004 and your revised disclosure in your Form 10-Q for the quarter ended March 31, 2005. Revise your liquidity section to explain the factors that led to the increase in DSO and days inventory on hand, specifically addressing the impact the transition to third party retailers had on these ratios. Known trends, events or uncertainties that are likely to affect the quality and potential variability of your future earnings and cash flows should be discussed. See Item 303(a)(3)(ii) of Regulation S-K for disclosure requirements and guidance as well as the Commission’s MD&A Interpretive Release 33-8350.

The Company believes that it adequately addressed the reasons for the changes in its DSO and days inventory on hand in the first full paragraph at the top of page 37 of the Form 10-K which discusses the increase in accounts receivable. As noted in note (a) to the table on page 36, and as discussed on the Conference Call, DSO is simply accounts receivable divided by net sales and accordingly a discussion of accounts receivable subsumes a discussion of DSO. Furthermore, the Company does not expect such changes to have a material impact on future operations since, even though DSO increased from 22 days to 30 days, the amounts are still current and no significant collection problems have been experienced through the first quarter of 2005. The Company does not believe these changes affected the quality or variability of earnings and did not have a material, adverse impact on Gateway’s ability to meet its working capital and/or liquidity needs. Accordingly, the Company believes its Form 10-K disclosure is sufficient. Notwithstanding the foregoing, the Company did provide additional disclosure and commentary around changes in its cash conversion cycle in the Form 10-Q in an effort to be responsive to the Staff’s comment and will continue to provide such additional commentary in future filings as appropriate.

10.	Please disclose the nature of the multiple element arrangements you offer. Specifically address each of the elements included in the arrangement and the extent to which you have established VSOE for each of the elements in your arrangements. We note in comment responses 15 and 16, included in your letter dated March 7, 2003, that you intended to disclose this information in future filings.

2005.06.17.5

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

The Company does not offer multiple element arrangements that include undelivered elements and, as a result, does not disclose an accounting policy related to such activity. As noted in comment response 16 included in the Company’s letter to the Staff dated March 7, 2003, the Company offered multiple element arrangements consisting of a PC and 12 month internet service prior to late 1999; however, the Company terminated this activity in 1999 and did not include this disclosure in its 2002 Form 10-K. Since then, the Company has not offered multiple element arrangements that include undelivered elements.

Prior Comment 14 – (m) Revenue Recognition, Page 51

11.	We note your response regarding the nature of your consumer financing lending partners. Consider revising future disclosures to further define “non-recourse” and to discuss and quantify, to the extent material, the fees paid to and received from these lending partners.

The Company acknowledges the Staff’s comment and confirms that it will make the suggested disclosure to further define “non-recourse” in future filings, as appropriate.

12.	We note your response regarding the $1.9 million exposures to your financing partner. Tell us why you believe reserving $250,000 of the maximum $1.9 million exposure is sufficient. Considering these items were originated in or prior to 2001 and are still outstanding, it is not clear that the $1.9 million balance should be considered collectible. It appears that the amount should be reserved in its entirety in your financial statements.

We would like to clarify for the Staff that the customers continue to make principal payments against the $1.9 million exposure. Hence, while loan originations under the above referenced program ended in the second quarter of 2001, the maximum payment schedule thereunder was 60 months and principal payments will continue to be made into 2006. Therefore, the $1.9 million exposure is not a static receivable from 2001. The Company performs an analysis of expected losses based on historical data and specific portfolio information provided by the financing partner. As a result of this analysis, the Company estimated expected losses of $250,000 at December 31, 2004 and the Company continues to believe this loss reserve is sufficient.

Prior Comment 18 – (m) Revenue Recognition, Page 51

13.	In view of the 2004-2003 changes in returns, tell us why you have not provided disclosure of the related impact on results of operations and liquidity in MD&A. To the extent material, you may consider disclosing similar information for cooperative advertising discounts granted for each period. Please address your compliance with the disclosure requirements of Item 303 of Regulation S-K in your response as well as the Commission’s MD&A Interpretive Release 33-8350.

2005.06.17.6

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

Sales returns as a percentage of revenue increased from [***Redacted***]% in 2003 to [***Redacted***]% in 2004. Given 2004 gross profit margin of 8.6%, the Company estimates this [***Redacted***]% increase adversely impacted its results of operations and liquidity by less than $1 million for the full year 2004. The Company respectfully submits that this impact is not significant enough to warrant additional or separate disclosure.

Prior Comment 19 – (m) Revenue Recognition, Page 5

Prior Comment 21 – Note 2. Selected Balance Sheet Information, Page 55

14.	Tell us why you did not segregate restricted cash on the balance sheet in your Form 10-Q for the quarter ended March 31, 2005. You advised us that this would be done in your response to prior comment 21.

The Company removed $55 million in restricted cash from cash and cash equivalents in the Form 10-Q and classified it within Other assets, net. A breakout of Other assets, net is provided in Note 2 on page 14 of the Form 10-Q. The Company included restricted cash in Other assets, net, because such amount was less than the quantitative thresholds governing the disaggregation of line items on the face of interim balance sheets. The Company will continue to monitor this balance and consider whether separate disclosure on the face of the balance sheet is warranted in future filings.

Prior Comment 27 – Controls and Procedures

15.	We note that your recent Form 10-Q sets forth the conclusions of your principal executive and principal financial officers in terms of “effectiveness” of your disclosure controls and procedures. As previously requested, please advise whether for purposes of your Form 10-K disclosure your controls and procedures were “effective” for the fiscal year ended 2004 rather than “adequate” as suggested by the third paragraph of this section of your Form 10-K.

The Company acknowledges the Staff’s comment and confirms that its principal executive and principal financial officers deemed effective the Company’s disclosure controls and procedures for the fiscal year ended December 31, 2004.

Prior Comment 28 – Controls and Procedures

16.	We note your response that you did not include disclosure responsive to Item 308(c) of Regulation S-K in your Form 10-K, since there was no change that materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting for

2005.06.17.7

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

that period. We also note that you will provide appropriate disclosure in future Exchange Act filings. With respect to your first issue, please note that Rule 12b-13 states, in relevant part, that “[u]nless expressly provided otherwise, if any item is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made.”

The Company acknowledges the reference to Rule 12b-13 and confirms that future filings will include, as appropriate, an affirmative statement regarding the absence of changes that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting for the applicable period.

Form 10-Q for the Quarter Ended March 31, 2005

Note 10. Subsequent Event, Page 21

17.	We note that you have entered into a Marketing, Development and Settlement Agreement with Microsoft. Tell us the following:

•	the nature of the settlement agreement and antitrust claims related to Microsoft and how much of the $150 million relates to the settlement;

•	the nature of the marketing and development activities that you will perform for Microsoft and whether or not this agreement contains any purchase commitments, guarantees of performance or certain guaranteed levels of marketing and advertising that must be performed; and

•	how you plan to account for the revenue received and expenses incurred pertaining to this arrangement. Please provide appropriate disclosure.

The Company is currently evaluating the accounting and disclosure requirements related to its $150 million Marketing, Development and Settlement Agreement (the “Agreement”) with Microsoft with its independent public accounting firm and expects to seek an SEC pre-filing review of such accounting treatment in advance of the close of its second quarter 2005.

The Agreement does not contain any purchase commitments or guarantees of performance and does not require guaranteed levels of marketing and advertising, with the exception of $7 million earmarked for the launch of Longhorn and Office 12 as discussed in more detail below.

The Company respectfully reminds the Staff that execution of the Agreement represents a second quarter 2005 event and confirms that the Agreement and the related accounting treatment will be disclosed in detail in the second quarter 2005 Form 10-Q. As a result

2005.06.17.8

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

and based on discussions during the Conference Call, the Company understands that resolution of the accounting treatment relating to the Agreement prior to the filing of the second quarter 2005 Form 10-Q will not be required in order for the Form S-3 to be declared effective. To assist the Staff in understanding the background of this transaction, the Company is providing the following excerpt from the materials the Company intends to deliver to the Staff in connection with its pre-filing review materials and looks forward to discussing this transaction with the SEC further:

Background

[***Paragraph Redacted***]

[***Paragraph Redacted***]

Gateway has historically received from Microsoft certain consideration for various pricing and joint marketing efforts on an initiative-by-initiative or project-by-project basis. Gateway applies EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor in accounting for such consideration.

On April 7, 2005, Gateway and Microsoft entered into a 4-year Marketing, Development and Settlement Agreement. Under terms of the agreement, Microsoft agreed to pay Gateway an aggregate $150 million (including $6 million payable directly to Gateway’s attorneys for their efforts) in quarterly installments through December 2008.

The agreement requires that Gateway apply the funding toward marketing and development initiatives for Gateway products (which, in turn, feature Microsoft software) such as and including:

•	Advertising – print, television, internet, mailings

•	Point of sale – displays and marketing collateral

•	Broadcast television, radio or infomercials

•	Sales training

•	Large format / outdoor advertising

•	Marketing headcount

•	Consulting, manufacturing and operational support for the sale of Gateway products.

•	Research, development and testing of new Gateway products

•	$7 million specifically earmarked for the launch of Longhorn (Microsoft’s next operating system) and Office 12 projected for 2006

[***Paragraph Redacted***]

2005.06.17.9

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

Incorporated into the agreement is a “Settlement Release” whereby Gateway releases Microsoft from liability associated with the anti-trust and overcharge claims Gateway had made against Microsoft.

[***Paragraph Redacted***]

[***Paragraph Redacted***]

As mentioned above, the Company plans to request guidance from the SEC on this transaction to ensure it appropriately accounts for and discloses this transaction in our future filings.

Controls and Procedures, Page 44

18.	We note that you state that there were “no significant changes” to Gateway’s internal controls during the period covered by the Form 10-Q. Item 308(c) of Regulation S-K requires that you disclose any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please tell us whether there were no changes that would have a material affect or were likely to have a material affect upon your internal control over financial reporting or that there were such changes.

The Company acknowledges the Staff’s comment and confirms that there were no changes that materially affected or are reasonably likely to affect its internal control over financial reporting for the period covered by the Form 10-Q.

2005.06.17.10

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Gateway, Inc.

Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact Bruce Dallas at (650) 752-2022 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,

/s/ Roderick M. Sherwood III

Roderick M. Sherwood III

Senior Vice President

and Chief Financial Officer

cc:	Bruce K. Dallas, Esq.
Davis Polk & Wardwell

2005.06.17.11